Exhibit 99.2
Abitibi-Consolidated Inc.
Consolidated Statements of Loss

	Three months ended
	March 31	March 31
(unaudited)	2006	2005
(in millions of Canadian dollars, unless otherwise noted)	$	$

Sales	1,237	1,323

Cost of products sold, excluding amortization	906	970
Distribution costs	129	145
Countervailing and anti-dumping duties	9	19
Selling, general and administrative expenses	40	42
Mill closure and other elements	2	8
Amortization of plant and equipment	106	124
Amortization of intangible assets	4	4

Operating profit from continuing operations	41	11
Financial expenses (note 2)	83	93
Loss on translation of foreign currencies	15	28
Other expenses	7	2

Loss from continuing operations before the following items	(64)	(112)
Income tax recovery (note 3)	(40)	(64)
Non-controlling interests	(9)	(6)

Loss from continuing operations	(33)	(54)
Earnings from discontinued operations	—	3

Loss	(33)	(51)

Per common share (in dollars, basic and diluted)
Loss from continuing operations	(0.08)	(0.13)
Loss	(0.08)	(0.12)

Weighted average number of common shares outstanding (in millions)	440	440

Consolidated Statements of Deficit

	Three months ended
	March 31	March 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

Deficit, beginning of period	(875)	(481)
Loss	(33)	(51)
Dividends declared	(11)	(11)

Deficit, end of period	(919)	(543)

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows

	Three months ended
	March 31	March 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

Continuing operating activities
Loss from continuing operations	(33)	(54)
Amortization	110	128
Future income taxes	(38)	11
Loss on translation of foreign currency long-term debt	13	21
Employee future benefits, excess of funding over expense	(10)	(21)
Gain on disposal of investment	—	(2)
Non-controlling interests	9	6
Other non-cash items	(7)	6

	44	95
Changes in non-cash operating working capital components	(145)	(202)

Cash flows used in continuing operating activities	(101)	(107)

Financing activities of continuing operations
Increase in long-term debt	167	719
Repayment of long-term debt	(72)	(542)
Financing fees	—	(7)
Dividends paid to shareholders	(11)	(11)
Dividends and cash distributions paid to non-controlling interests	(8)	(5)
Net proceeds on issuance of shares	—	1
Other	1	—

Cash flows from financing activities of continuing operations	77	155

Investing activities of continuing operations
Additions to property, plant and equipment	(37)	(36)
Additions to intangible assets	(3)	—
Business acquisition, net of cash and cash equivalents	—	(13)
Net proceeds on disposal of property, plant and equipment	1	—
Other	—	(2)

Cash flows used in investing activities of continuing operations	(39)	(51)

Cash used in continuing operations	(63)	(3)
Cash generated by discontinued operations	—	12

Increase (decrease) in cash and cash equivalents during the period	(63)	9
Foreign currency translation adjustment	—	1
Cash and cash equivalents, beginning of period	67	135

Cash and cash equivalents, end of period	4	145

Cash and cash equivalents, at the end of the period, related to:
Continuing operations	4	113
Discontinued operations	—	32

	4	145

See accompanying Notes to consolidated financial statements

Components of the changes in non-cash operating working capital
Accounts receivable	9	(115)
Inventories	(73)	(57)
Prepaid expenses	(4)	(4)
Accounts payable and accrued liabilities	(77)	(26)

	(145)	(202)

Cash outflows (inflows) during the period related to
Interest on long-term debt	70	103
Income taxes	(2)	(37)

	68	66

Abitibi-Consolidated Inc.
Consolidated Balance Sheets

	March 31	December 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	4	67
Accounts receivable	428	436
Inventories	725	652
Prepaid expenses	55	52

	1,212	1,207

Property, plant and equipment	4,177	4,260
Intangible assets	472	473
Employee future benefits	259	248
Future income taxes	413	414
Other assets	158	146
Goodwill	1,296	1,296

	7,987	8,044

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 4)	846	933
Long-term debt due within one year	18	18

	864	951

Long-term debt	3,854	3,744
Employee future benefits	155	154
Future income taxes	674	716
Non-controlling interests	80	78

Shareholders’ equity
Capital stock	3,518	3,518
Contributed surplus	35	34
Deficit	(919)	(875)
Foreign currency translation adjustment	(274)	(276)

	2,360	2,401

	7,987	8,044

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
	Sales	Amortization	profit (loss) (1)	capital assets (2)	volume
	$	$	$	$
Three months ended March 31, 2006
Newsprint	662	61	42	18	880	(a)
Commercial printing papers	360	38	(6)	17	419	(a)
Wood products (3)	215	11	5	5	499	(b)

Continuing operations	1,237	110	41	40

Three months ended March 31, 2005

Newsprint	691	70	4	19	979	(a)
Commercial printing papers	382	45	(15)	12	447	(a)
Wood products (3)	250	13	22	5	525	(b)

Continuing operations	1,323	128	11	36

(1)	Operating profit for the “Newsprint” segment for the three months ended March 31, 2006 includes $2 million of early retirement program and labour force reductions and $1 million of mill closure and other elements ($8 million of early retirement program and labour force reductions in the three months ended March 31, 2005).

Operating profit for the “Wood products” segment for the three months ended March 31, 2006 includes a $1 million compensation for reduction of cutting rights in British Columbia (there was no such element for the three months ended March 31, 2005).

(2)	Capital assets include property, plant and equipment and intangible assets.

(3)	Wood products sales exclude inter-segment sales of $43 million for the three months ended March 31, 2006 ($45 million for the three months ended March 31, 2005).
(a)	in thousands of tonnes

(b)	in millions of board feet

	March 31	December 31
	2006	2005
	$	$

Total assets
Newsprint	4,396	4,490
Commercial printing papers	2,673	2,701
Wood products	918	853

	7,987	8,044

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
March 31, 2006
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
1.	Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. (the “Company”), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2005.

2.	Financial expenses

	Three months ended
	March 31
	2006	2005
	$	$

Interest on long-term debt	78	89
Amortization of deferred financing elements related to debt	4	5
Premium on early retirement of debt and other elements related to early debt retirement	—	6
Interest income	(1)	(10)
Other	2	3

	83	93

3.	Income tax adjustments

In the first quarter of 2006, favourable tax adjustments of $22 million are included in income tax recovery ($33 million in the three months ended March 31, 2005).

4.	Mill closure elements provision

The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains) for the periods:

	Three months ended
		March 31
	2006	2005
	$	$

Mill closure elements provision, beginning of period	38	17
Mill closure elements incurred during the period	—	—
Payments	(16)	(8)

Mill closure elements provision, end of period	22	9

The Company expects to pay most of the balance of the provision for mill closure elements before the end of 2006.

5.	Employee future benefits

The following table provides total employee future benefits costs for the periods:

	Three months ended
		March 31
	2006	2005
	$	$

Defined contribution pension plans	4	4
Defined benefit pension plans and other benefits	37	29

	41	33

6.	Comparative figures

Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation. Also, since the Company sold its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) at the end of 2005, comparative figures have been reclassified to exclude from continuing operations PanAsia’s results.